File No. 82 – 5143

CUNNINGHAM LINDSEY GROUP INC.

70 UNIVERSITY AVENUE, SUITE 1200 - TORONTO, ONTARIO M5J 2M4 - TELEPHONE (416) 596-8020 FAX (416) 596-6510

July 28, 2006

Securities and Exchange Con
450 Fifth Street, N.W.
Washington, D.C.
20549
U.S.A.

Dear Sirs or Mesdames:

Re: Cunningham Lindsey Group Inc. – File No. 82 – 5143

Pursuant to the exemption under SEC rule 12g3-2(b) for foreign private issuers, we are furnishing you with a copy of the Press Release dated July 27, 2006 of Cunningham Lindsey Group Inc. filed with Canadian securities' authorities.

Please call me at (416) 596-8020 with any questions.

Yours truly,

Paula Sawyers
Associate General Council and Corporate Secretary

dw 8/1

File No. 82 – 5143

CUNNINGHAM LINDSEY GROUP INC.

News Release: July 27, 2006
Listed: Toronto Stock Exchange
Stock Symbol: LIN

Note: All dollar amounts in this press release are expressed in Canadian dollars, unless otherwise noted.

Financial results for the three and six months ended June 30, 2006 (unaudited)

	Second Quarter		Year-to date	
(in $000's except share and per share amounts)	**2006**	2005	**2006**	2005
Revenue:				
Canada	**13,765**	12,490	**27,811**	25,487
United States	**14,898**	14,671	**32,438**	28,428
United Kingdom	**44,248**	50,132	**89,493**	99,504
Europe	**14,392**	15,996	**28,765**	32,476
International	**11,883**	14,367	**24,578**	30,790
	99,186	107,656	**203,085**	216,685
Earnings before interest, taxes, depreciation, and amortization (EBITDA) [(1)]				
Canada	**(34)**	(168)	**60**	276
United States	**729**	728	**2,112**	1,221
United Kingdom	**2,666**	4,363	**5,535**	9,464
Europe	**88**	342	**386**	1,046
International	**1,826**	3,906	**4,403**	11,213
Corporate	**(1,556)**	(1,344)	**(3,121)**	(3,184)
	3,719	7,827	**9,375**	20,036
Depreciation expense	**1,283**	1,303	**2,466**	2,652
Interest expense	**4,105**	4,978	**8,590**	9,930
Loss (gain) on disposal	**-**	2	**-**	(2,944)
Income tax (recovery) provision	**(3,819)**	1,625	**(2,304)**	5,267
Net earnings (loss) from continuing operations	**2,150**	**(81)**	**623**	**5,131**
Net loss from discontinued operations	**-**	**(2,352)**	**-**	**(2,352)**
Net earnings (loss)	**2,150**	(2,433)	**623**	2,779
Basic and diluted net earnings (loss) per share from continuing operations	**$0.10**	**$(0.01)**	**$0.03**	**$0.37**
Basic and diluted net earnings (loss) per share	**$0.10**	$(0.17)	**$0.03**	$0.20
Total shares outstanding (000) [(2)]	**22,093**	14,301	**22,093**	14,301
Weighted average shares (000)	**21,929**	13,961	**21,913**	13,946

[(1)] Earnings before interest, taxes, depreciation, and amortization (EBITDA) is defined as revenue from continuing operations less cost of service and selling, general and administration expenses, excluding depreciation and amortization. EBITDA does not have a standard meaning prescribed by generally accepted accounting principles and may not be comparable to similar measures used by other companies.

[(2)] As at June 30, 2006, there were 19,919,968 subordinate voting shares and 2,172,829 multiple voting shares outstanding.

Revenue for second quarter 2006 was \$99.2 million, a decrease of \$8.5 million from second quarter 2005 revenue of \$107.7 million. The decrease resulted from the impact of the strengthening Canadian dollar relative to the foreign currencies in which the Company's revenues are earned.

Cunningham Lindsey Canada reported revenue for the second quarter 2006 revenue of \$13.8 million, which was \$1.3 million higher than second quarter 2005. The increased revenue was primarily in ENVIRONMENTAL SOLUTIONS® Remediation Services.

Revenue in the United States operations was \$14.9 million for second quarter 2006, an increase of \$0.2 million from second quarter 2005. In local currency, revenue from the United States operations was U.S.\$13.3 million for second quarter 2006, an increase of U.S.\$1.5 million from second quarter 2005. The increase in revenue was primarily attributable to an increase in normal claims volumes and increased claims activity following four hurricanes that hit the United States during the second half of 2005.

Revenue for second quarter 2006 from the United Kingdom operations was \$44.2 million, a decrease of \$5.9 million from revenue of \$50.1 million in the second quarter of 2005. The reduction in reported revenue was primarily due to the strengthening of the Canadian dollar against the United Kingdom pound. In local currency, revenue from the United Kingdom operations was £21.5 million, a decrease of £0.2 million from second quarter 2005.

Revenue for second quarter 2006 from the European operations was \$14.4 million, a decrease of \$1.6 million from second quarter 2005. The reduction in reported revenue was due to the strengthening of the Canadian dollar against the European Euro.

Revenue from the International operations in second quarter 2006 was \$11.9 million, a decrease of \$2.5 million compared to \$14.4 million in second quarter 2005. The strengthening of the Canadian dollar against the United Kingdom pound had a significant impact on the reported revenue. In local currency, revenue from the International operations was £5.8 million for second quarter 2006, a decrease of £0.4 million compared to second quarter 2005. The decrease in local currency revenues reflects the reduction of storm related claims activity in the Caribbean region in 2006 as compared to 2005.

Earnings before interest, taxes, depreciation, and amortization (EBITDA), for second quarter 2006 was \$3.7 million compared to \$7.8 million for second quarter 2005. The decrease reflects lower earnings in our International operations resulting from reduced storm related claims activity in the Caribbean region in 2006 as compared to 2005, non-recurring premises costs in the United Kingdom, as well as the strengthening of the Canadian dollar against foreign currencies.

The Company's net earnings from continuing operations for second quarter 2006 were \$2.2 million (\$0.10 per share) compared to net losses from continuing operations of \$0.1 million (\$0.01 loss per share) in the second quarter 2005. Based on the continued strong performance in the United States operations, the Company recorded a tax asset of \$4.8 million (U.S.\$4.3 million) in the second quarter of 2006 in the United States operations. The year-to-date 2005 gain on disposal of \$2.9 million was due to the sale of a European subsidiary on March 31, 2005.

Mr. Jan Christiansen, President & CEO of Cunningham Lindsey Group Inc. stated, "CLG had a difficult quarter. A number of factors conspired to bring about this outcome, but the main reasons are the reduced hurricane related activity, currency fluctuations, one-time premises costs in the United Kingdom and our ongoing restructuring efforts in Europe.

While our United Kingdom and International operations account for the entire variance to last year, we are pleased with their performance year-to-date and confident in their ability to deliver satisfactory results in the future. Our United States operation continues to perform very well, as our focus on providing superior quality service is succeeding.

Our Canadian operations also continue to grow revenues, but earnings growth has yet to materialize from this effort. Our European operations continue their restructuring efforts in The Netherlands and France, and good progress was seen this quarter."

The Company's unaudited consolidated financial information has been prepared in accordance with Canadian generally accepted accounting principles and, unless otherwise stated, is in Canadian dollars.

Cunningham Lindsey Group Inc. is a holding company that, through its Cunningham Lindsey subsidiaries, provides a wide range of independent insurance claims services, including claims adjusting, appraisal and claims and risk management services. It has a worldwide network of branches in Canada, the United States, the United Kingdom, continental Europe, the Far East, Latin America and the Middle East. Cunningham Lindsey also provides claims adjusting and appraisal training courses in the United States.

For further information, please contact Jan Christiansen, President and Chief Executive Officer, at (214) 488-6725.
Website: www.cunninghamlindsey.com